EXHIBIT 99.1

Titan Mining Announces US$15 Million Investment from a leading Institutional Investor to Accelerate U.S Graphite Development in New York

GOUVERNEUR, N.Y., Dec. 16, 2025 (GLOBE NEWSWIRE) -- Titan Mining Corporation (TSX:TI, NYSE-A:TII), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and an emerging natural flake graphite producer (a key component of the broader rare earths and critical minerals ecosystem), announced today a US$15 million investment from a leading institutional equity investor, strengthening the Company’s balance sheet and accelerating development of its Kilbourne Graphite Project (“Kilbourne”) in New York State.

The investment, together with the previously announced US$5.5 million U.S. EXIM Bank support, positions Titan to fast-track completion of the Kilbourne Graphite Feasibility Study in 2026 and advance the project toward construction.

The investment will be completed through a private placement of 6,666,666 special warrants (each a “Special Warrant”) at a price equal to US$2.25/C$3.10 per Special Warrant (the “Issue Price”). Each Special Warrant will entitle the holder, for no additional consideration and upon the satisfaction of certain conditions, to receive one common share (“Common Share”) of the Company and one common share purchase warrant (the “Warrant”).

Maxim Group LLC is acting as the exclusive placement agent in connection with the Offering.

The Warrants will be exercisable for up to three years in two tranches with 50% of the Warrants exercisable at a 35% premium to the Issue Price and the remaining Warrants exercisable at a 65% premium to the Issue Price.

The Company may call the Warrants if its Common Shares trade at greater than 150% of the applicable exercise price for 15 trading days within any 30 day period, upon 30 days’ prior notice. Following a call notice, holders must exercise the Warrants or forfeit them.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act), and may not be offered or sold in the “United States” or to “U.S. Persons” (as such terms are defined in Regulation S under S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable U.S. state securities laws or in compliance with applicable exemptions therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also an emerging natural flake graphite producer and targeting to be the USA’s first end to end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including closing of the investment; that the investment positions Titan to fast-track completion of the Kilbourne Graphite Feasibility Study in 2026 and advance the project toward construction; and terms of the investment. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.